Mail Stop 4561

July 30, 2007

Anita M. Florek, Chief Financial Officer
Smithtown Bancorp, Inc.
100 Motor Parkway, Suite 160
Hauppauge, NY 11788

> **Re:** **Smithtown Bancorp, Inc.**
> **Form 10-KSB for Fiscal Year Ended**
> **December 31, 2006**
> **Filed March 9, 2007**
> **File No. 000-13314**

Dear Ms Florek:

We have reviewed your filings and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise the filing in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or revision is unnecessary. Please be as detailed as necessary in your explanation.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call me at the telephone number listed at the end of this letter.

Form 10-KSB for the Fiscal Year ended December 31, 2006

Financial Statements

Note E, page 42

1.   We note the terms and conditions related to your acquisition of Seigerman-Mulvey Co, Inc., which was consummated on August 31, 2004. You state that the total purchase price comprised an initial purchase price of $1 million at closing followed by subsequent payments on each of the three successive anniversary dates. Please provide us a table or chart indicating the date and amount of any and all payments to the prior shareholders of Seigerman-Mulvey and how they were determined. We are unable to reconcile payment disclosures

in this note with the Statement of Cash Flows and other ancillary disclosures in Management's Discussion and Analysis (MD&A). For example, in this note it is disclosed that you paid $93,000 in 2005, but total cash payments of $1,493,000 are reflected in the Statement of Cash Flows. In addition, you disclose on page 23 that 2005 Agency net income was $669,000. Please explain to us why you have reported only $93,000 as your payment to Seigerman-Mulvey Co. if your payments to the Agency should equal 120% of the Agency's pre-tax income. In your response, please tell us whether you use calendar year results or a rolling 12-month income statement ending on the anniversary date to determine these payments.

Exhibits 31

2.   We note multiple differences between the language of your certification and the language required by Item 601(b)(31) of Regulation S-B. Please revise your certifications in future filings for the following:
- In paragraph 1, you refer to the "annual report" rather than just the "report"
- In paragraph 4, after "for the registrant and" you have added the word "we" when this word should not be included
- In paragraph 4d, you have omitted the language that should state "(the registrant's fourth fiscal quarter in the case of an annual report)" when this clause should be included after "most recent fiscal quarter""
- In paragraph 5, you have omitted the language that should state "(or persons performing the equivalent functions)" when this should be included after "Board of Directors"

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the registrant and its management are in possession of all facts relating to a registrant's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the registrant acknowledging that:
- the registrant is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response that provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Babette Cooper at (202) 551-3396 or me at (202) 551-3492 if you have any questions.

Sincerely,

John Nolan
Accounting Branch Chief